Exhibit 99.(10)(t)

PGIM Investments LLC

655 Broad Street

Newark, New Jersey 07102

June 8, 2017

The Board of Directors
Prudential World Fund, Inc.
655 Broad Street
Newark, New Jersey 07102

Re: Prudential Jennison International Opportunities Fund

To the Board of Trustees:

PGIM Investments LLC has contractually agreed through February 29, 2020 to reimburse and/or waive fees so that the Fund’s net annual operating expenses of each class of shares does not exceed 0.84% of the Fund’s average daily net assets (exclusive of distribution and service (12b-1) fees, transfer agency / sub-transfer agency fees and networking expenses, extraordinary expenses, fees and expenses of underlying funds, and certain other expenses, such as taxes, interest and brokerage commissions).

Very truly yours,

PGIM INVESTMENTS LLC

By:	/s/ Scott E. Benjamin
Name:	Scott E. Benjamin
Title:	Executive Vice President